May 27, 2011

Mr. Ronald E. Alper, Esq.
Staff Attorney
Mr. H. Christopher Owings, Esq.
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:           Green Star Alternative Energy, Inc.
File No. 00053627; Your Letter of February 23, 2010
Amendment No. 3 to Form 10-12G Filed March 29, 2011
Form 10-Q for the period ended June 30, 2009 Filed August 13, 2009
Form 10-Q/A for the period September 30, 2009 Filed February 11, 2010

Dear Mr. Alper and Mr. Owings:

This letter is in response to the Securities and Exchange Commission’s comment letter dated April 28, 2011, and addresses the Staff’s comments and concerns relating to the Commission’s examination of the Company’s Form 10-12G.   Each of our responses in this letter will be provided in the order of the comments raised by the Staff's April 28, 2011 letter. Courtesy copies of the marked document are also transmitted with this letter for the Staff’s convenience.

General

1.
We Note Mr. Stoppenhagen’s involvement with the following companies not described in his biography. Please include references to these companies, ownership interest that Mr. Stoppenhagen has in these entities and whether these entities are blank check companies.

We noted your comment, agreed with the comment, and revised the registration statement accordingly to expand Mr. Stoppenhagen’s biography.

•	June 2003 to May 2009 - Moqizone f/k/a Trestle Holdings, Inc. f/k/a Sunland Entertainment f/k/a Harvey Entertainment.
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Trestle Holdings – Mr. Stoppenhagen was hired in 2003 as VP of Finance. From 2003 to 2006, Trestle Holdings had significant operations.  Mr. Stoppenhagen’s responsibilities included but were not limited to business development, operations, legal, and accounting.   In 2006, the assets and liabilities of Trestle were sold to Clarient and subsequently sold to Zeiss Microscopes.  At such time the Board of Directors of Trestle Holdings asked Mr. Stoppenhagen to remain as an officer to assist with corporate compliance until such time as a merger candidate was found.  His sole compensation was consulting fees. He maintained no equity interest. Upon the reverse merger with Moqizone, Mr. Stoppenhagen resigned.  He received no bonus or equity interest as the result of such transaction. From 2006 to 2009, the company was a blank check company.

•	2006 to 2010 Bioimagene – not public - worked as consultant on sales projects and for their sales distributor. Not involved with management or financial matters.
•	Sept 2007 to March 2010 - Atheronova, Inc. f/k/a Trist Holdings, Inc. f/k/a Landbank Group, Inc.
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Trist Holdings – In 2007, due to the downturn in the real estate market it was no longer economical to pursue the current business.  In September 2007, the Board of Directors asked Mr. Stoppenhagen to maintain the public filings after the spinoff of the assets and liabilities.  Mr. Stoppenhagen received only consulting fees.  He had no equity interest in the entity. Upon the reverse merger, Mr. Stoppenhagen resigned.  He received no bonus or equity interest as the result of such transaction.  From 2007 to 2010, the company was a blank check company.

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Dec 2007 to Present – Myskin, Inc. –Advanced Skin Care business owned by Mr. Stoppenhagen’s former spouse. Consultant to the company providing accounting and finance services. No ownership. The company is not a blank check company

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Dec 2008 to Present - Smartag International, Inc. f/k/a Art4Love, Inc. Consultant to the company providing accounting and finance services. No ownership. The company was a blank check company from 2008 to present

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Jan 2009 to Feb 2010 – STW Resources f/k/a Woozyfly, Inc. Blank check from Jan 2009 to Feb 2010 - Consultant to the company providing accounting and finance services. No ownership. Upon the reverse merger, Mr. Stoppenhagen resigned.  He received no bonus or equity interest as the result of such transaction.  From 2009 to 2010, the company was a blank check company.

•	2009 to Present Amasys Corporation Consultant to the company providing accounting and finance services. No ownership. The company is a blank check company.
•	April 2009 Getfugu, Inc. f/k/a Madero, Inc. CFO for approximately 3 weeks. Resigned. No ownership. The company was not a blank check company during Mr. Stoppenhagen’s involvement
•	June 2008 to Present - AuraSource, Inc. f/k/a Mobile Nation Current CFO Approximately 1% owner. The company was a blank check company prior to Mr. Stoppenhagen’s involvement.
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February 2010 to March 2011 Phototron Holdings f/k/a Catalyst Lighting Group, Inc. Consultant to the company providing accounting and finance services. No ownership. Upon the reverse merger, Mr. Stoppenhagen resigned.  He received no bonus or equity interest as the result of such transaction.  The company was a blank check company until 2011.

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April 2010 to March 2011 – Mimvi, Inc. f/k/a Fashion Net, Inc. CFO Resigned March 15, 2011.  Ownership 700,000 shares and 1,750,000 options with strike price at $.40.  The company was a blank check company prior to Mr. Stoppenhagen’s involvement.

•	July 2010 to March 2011 Mammatech Corp. Purchased controlling share interest in July 2010 sold interest in March 2011. The company was not a blank check company.
•	October 2010 to Present DigiPath, Inc. – Started the company as a digital pathology consulting company. Not blank check. Mr. Stoppenhagen owns approximately 94% of the company
•	Green Star Alternative Energy Inc. – purchased controlling interest in January 2011. Purpose to clean it up and search for reverse merger. Company is a blank check company.

Forward-Looking Statements, page 3
2.	Please explain the reference to the Republic of Serbia given your new business plan or revise.

We noted your comment, agreed with the comment, and revised the registration statement accordingly.
Item 1. Description of Business, page 4
3.
Please disclose whether you intend to provide shareholders with complete disclosure concerning a target company and its business, including audited financial statements prior to any merger or acquisition.

We noted your comment, agreed with the comment, and revised the registration statement accordingly. We intend to provide shareholders with complete disclosure concerning a target company and its business, including audited financial statements prior to any merger or acquisition where such disclosure is required by law.

4.	On page 6 you refer to “officers and directors” although you have one officer and director. Please correct this throughout.

We noted your comment, agreed with the comment, and revised the registration statement accordingly.

Item 1A. Risk Factors, page 7

5.	In the introductory paragraph, you state “[o]ther risks and uncertainties may also affect our results or operations adversely.” Please delete this statement.

We noted your comment, agreed with the comment, and revised the registration statement accordingly and deleted the statement.

“We have encouraged continuing operating losses.. “page 7

6.	Please explain the reference to the Serbian Joint Venture or revise.

We noted your comment, agreed with the comment, and revised the registration statement accordingly and deleted reference to the Serbian Joint Venture.

Item 5. Directors, Executive Officers, Promoters and Control Person, page 15
7.	Please include De Castro Investments, Inc. in Mr. De Castro’s biography or advise as requested in our comment letter dated February 23, 2010.

We noted your comment, agreed with the comment, and revised the registration statement accordingly and included De Castro Investment in Mr. De Castro’s biography.

Conflicts of Interest, page 17
8.	Please explain and expand upon the statement that “[m]anagement will try to resolve conflicts to the best advantage of all concerned.

We noted your comment, agreed with the comment, and revised the registration statement accordingly to delete the sentence “Management will try to resolve conflicts to the best advantage of all concerned.”

Promoters, page 21
9.   Please reconcile the information here that there are no promoters with the information under item 5 on page 15 and provide the disclosure required by Item 404© of Regulation S-K regarding promoters as applicable.

We noted your comment, agreed with the comment, and revised the registration statement accordingly to include Mr. De Castro and Mr. Stoppenhagen as a promoter and control person.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Other Shareholder Matters, page 21

10. Please indicate the amount(s) of common equity that could be sold under Rule 144. See Item 201(a)(2) of Regulation S-K

We noted your comment, agreed with the comment, and revised the registration statement accordingly to include that 28,437,543 shares of common stock can be sold under Rule 144.

Item 13.2 Financial Statements and Supplementary Data, page 29

11. Please tell us how “Forfeited equipment constitutes a cash investing activity as reflected in 2010.
We noted your comment, agreed with the comment, and revised the registration statement accordingly.

Item 15. Financial Statements and Supplementary Data, page 29

General
12. Please list separately all financial statements filed as part of the registration as required by Item 15 of Form 10.

We noted your comment, agreed with the comment, and revised the registration statement accordingly to include the list of all financial statements filed as part of the registration.

13. We reviewed your response to comment 19 in our letter dated February 23, 2010 and we reissue our previous comment. Please ensure that the changes in your capital structure related to your January 29, 2010 stock dividend are retroactively reflected in the financial statements and cross referenced to a footnote which discloses the change made and the date the change became effective. Refer to ASC 505-10-S-99.

We noted your comment, agreed with the comment, and revised the registration statement accordingly to ensure the stock dividend is retroactively reflected in the financial statements and cross referenced to a footnote

Note 2. Summary of Significant Accounting Polices, page 32
Bases of Presentation, page 32

14.  Please tell us why the financial statements do not include all disclosures required by generally accepted accounting principles. Please be specific in your response. Please also advise us how such financial statements can be in accordance with U.S. GAAP if not all disclosures required by generally accepted accounting principles are present.

We noted your comment, agreed with the comment, and revised the registration statement accordingly to include disclosures required by generally accepted accounting principles.

Form 10-K for Fiscal Year Ended December 31, 2010
15. Please address the comments above in future filings to the extent applicable.

We noted your comment, agreed with the comment, and will address comments above in future filings.

Item 9A. Controls and Procedures, page 18

16. Please note that the conclusions of your chief executive and chief financial officer regarding the effectiveness of your disclosure controls and procedures should either state, if true, that your disclosure controls are effective or that your disclosure controls and procedures are effective at the reasonable assurance level provided you also disclose that your disclosure controls and procedures are designed to provide reasonable assurance that the controls and procedures will meet their objectives. Please refer to Item 307 of Regulation S-K and Part II.F.4 of Final Rule Release 33-8238.

We noted your comment, agreed with the comment, and revised the Form 10-K to state that our disclosure controls and procedures are effective at the reasonable assurance level and are designed to provide reasonable assurance that the controls and procedures will meet their objectives.

17. Please revise your disclosures regarding changes in internal control over financial reporting to comply with Item 308(c) of Regulation S-K. Specifically, please state that there were no changes in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

We noted your comment, agreed with the comment, and revised the Form 10-K to state that there were no changes in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Signatures, page 30
18. Please include the signature of your principal accounting officer or controller in the second signature block. Please see General Instruction D(2)(a) of Form 10-K.

We noted your comment, agreed with the comment, and revised the Form 10-K to include our principal accounting officer or controller in the second signature block.

Exhibits 31.1. Certifications
19. The certifications must correspond exactly to those set forth in Item 601(b)(31) of Regulation S-K. In future filings, please delete the references to Section 302 of the Sarbanes-Oxley Act of 2002 and Securities and Exchange Commission release 34-46427. This also applies to the certifications for your Form 10-Q for the periods ended September 30 and June 30, 2010. In paragraphs 4 and 5, you should state “the registrant's other certifying officer and I are” and make other conforming changes.

We noted your comment, agreed with the comment, and revised the Exhibit 31.1 Certifications to correspond exactly to those set forth in Item 601(b)(31) of Regulation S-K

Closing

We hope that the foregoing addresses all of the Staff's comments contained in its letter of April 28, 2011.  Once the Staff has no further comments, the Company would like to be in the position to seek effectiveness on its Amended Form 10.

Should you have any questions or further comments please contact us at 949-903-0468.

In submitting this Amendment No. 4 to the Form 10, the Company and its management acknowledge that:

∙           the company is responsible for the adequacy and accuracy of the disclosure in the filing;

∙	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

∙	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you gain for the courtesies that you have extended to us and your kind assistance.

Sincerely,

/s/ Eric Stoppenhagen
Eric Stoppenhagen
President
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